Exhibit 99.1

Credicorp Ltd.
Update
Key Rating Drivers
IDRs and Senior Debt
IDRs Driven by Main Subsidiary's IDRs: Credicorp's IDRs are driven primarily by the IDR of its main subsidiary, BCP, which has a strong business and financial profile. Credicorp's Foreign Currency Long-Term IDR of 'BBB' with a Negative Outlook is equalized with BCP's rating.
Low Double Leverage: The equalization is mainly driven by Credicorp's low double leverage and its strong liquidity management. Double leverage reached 102.1% at YE 2022. There is a long track record of significant dividend flows that provide the bulk of Credicorp's liquidity.
Strong Corporate Strategy: Credicorp is a non-operating holding company that maintains an integrated business platform composed of leading Peruvian and Bolivian banking, insurance, pension, and asset and wealth management companies, as well as entities in the microfinance sector in Peru and Colombia.
Consistent Performance: Credicorp's capital structure benefits from its subsidiaries' profitability, which allows it to maintain consistent dividend flows. Asset quality ratios on a consolidated basis were: 90-days impaired loans to total loan ratio at YE 2022 was 3.1% (YE 2021: 2.9%) and reserve coverage was 170.4% (YE 2021: 201.7%).
Improving Profitability: Following the profitability improvement in its main subsidiary, Credicorp's consolidated profitability is improving and close to pre-pandemic levels (ROAE and ROAA at YE22: 17.1% and 2.0%, respectively).
Senior Debt Ratings: The senior global debt rating is at the same level as Credicorp's Long-Term IDRs of 'BBB', as the likelihood of default of the notes is the same as that of Credicorp.
Rating Sensitivities
Factors that could, individually or collectively, lead to negative rating action/downgrade:
•
Credicorp's IDRs would remain at the same level as BCP's and would move in tandem with any rating actions on its main operating subsidiary. However, the relativity between these two entities' ratings could also be affected and the holding company downgraded in the event of a material and sustained increase in Credicorp's double- leverage metrics (above 1.2x) and if Fitch perceives a material weakening of the holding company's liquidity position and its management.

•	A change in the dividend flows from the operating companies or debt levels at the holding company that affects its debt coverage ratios could also be detrimental to Credicorp's ratings.
•	The ratings for Credicorp's senior unsecured debt would move in line with its Long-Term IDR.
Factors that could, individually or collectively, lead to positive rating action/upgrade:
•	Credicorp Ltd's ratings would move in tandem with positive rating actions on its main operating subsidiary, BCP.
•	The ratings for Credicorp's senior unsecured debt would move in line with Credicorp's Long-Term IDR.

Ratings
Foreign Currency
Long-Term IDR	BBB
Short-Term IDR	F2
Sovereign Risk (Peru)
Long-Term Foreign-Currency IDR	BBB
Long-Term Local-Currency IDR	BBB
Country Ceiling	BBB+
Outlooks
Long-Term Foreign-Currency IDR	Negative
Sovereign Long-Term Foreign-Currency IDR	Negative
Sovereign Long-Term Local-Currency IDR	Negative

Applicable Criteria Bank Rating Criteria (September 2022)

Financial Data
Credicorp Ltd.
	12/31/22	12/31/21
Total Assets (USD Mil.)	62,156.4	61,443.6
Total Assets (PEN Mil.)	236,753.6	244,846.7
Total Equity (PEN Mil.)	29,579.7	27,037.4

Analysts
Robert Stoll
+1 212 908 9155
robert.stoll@fitchratings.com

Andres Marquez
+57 601 241 3254
andres.marquez@fitchratings.com

Update │ April 21, 2023	fitchratings.com 1

Issuer Ratings (Including Main Issuing Entities)
Rating Level	Rating
Long-Term Foreign-Currency IDR	BBB
Short-Term Foreign-Currency IDR	F2
Outlook/Watch	Negative
Source: Fitch Ratings

Debt Rating Classes
Rating Level	Rating
Senior unsecured: Long-Term	BBB
Source: Fitch Ratings

Significant Changes
On October 2022, Fitch revised the Rating Outlook on the sovereign’s Long-Term (LT) Issuer Default Ratings (IDR) to Negative as a deterioration in political stability and government effectiveness has increased downside risks to Peru's ratings. In the agency’s view, weaker governance poses greater downside risks to investment and economic growth.
Fitch believes Credicorp's and its main subsidiary's credit profiles are sensitive to a material deterioration in the local operating environment or a negative sovereign rating action. In consequence, the Outlook on the OE score remains negative as a slowdown in economic and loan growth, an increase in borrowing costs and persistent political uncertainty are detracting from Peruvian banking sector activity. However, sustained capitalization, improving profitability and lower loan impairment charges provide sufficient resilience to face stress from political uncertainty and external shocks.

Credicorp Ltd. Update │ April 21, 2023	fitchratings.com 2

Summary Financials
	2022		2021	2020	2019
(Year End as of Dec. 31, Audited – Unqualified)	(USD Mil.)	(PEN Mil.)	(PEN Mil.)	(PEN Mil.)	(PEN Mil.)
Summary Income Statement
Net Interest and Dividend Income	3,024	11,518.1	9,362.0	8,571.3	9,090.8
Net Fees and Commissions	956	3,640.3	3,493.7	2,912.8	3,232.8
Other Operating Income	571	2,173.7	1,434.3	1,895.4	2,146.5
Total Operating Income	4,550	17,332.1	14,290.0	13,379.5	14,470.1
Operating Costs	2,263	8,620.6	7,740.1	7,127.0	6,666.4
Pre-Impairment Operating Profit	2,287	8,711.5	6,549.9	6,252.5	7,803.7
Loan and Other Impairment Charges	491	1,869.8	1,219.0	5,972.8	1,845.2
Operating Profit	1,796	6,841.7	5,330.9	279.7	5,958.5
Other Non-Operating Items (Net)	4	14.2	1.9	-55.5	16.9
Tax	554	2,110.5	1,661.0	-109.9	1,623.1
Net Income	1,246	4,745.4	3,671.8	334.1	4,352.3
Other Comprehensive Income	-234	-891.0	-1,660.0	787.0	387.7
Fitch Comprehensive Income	1,012	3,854.4	2,011.8	1,121.1	4,740.0
Summary Balance Sheet
Assets
Gross Loans	39,020	148,626.4	147,597.4	137,659.9	115,609.7
- of which impaired	1,213	4,620.5	4,208.9	3,833.8	2,479.9
Loan Loss Allowances	2,067	7,872.4	8,477.3	9,898.8	5,124.0
Net Loan	36,953	140,754.0	139,120.1	127,761.1	110,485.7
Interbank	1,035	3,942.9	8,047.6	4,410.9	2,036.1
Derivatives	388	1,478.7	1,661.6	1,214.5	1,092.1
Other Securities and Earning Assets	13,284	50,597.3	53,860.8	59,593.3	37,760.5
Total Earning Assets	51,660	196,772.9	202,690.1	192,979.8	151,374.4
Cash and Due from Banks	7,939	30,241.0	31,273.1	32,342.1	23,950.7
Other Assets	2,557	9,739.7	10,883.5	12,084.3	12,534.2
Total Assets	62,156	236,753.6	244,846.7	237,406.2	187,859.3
Liabilities
Customer Deposits	38,226	145,602.0	148,268.9	141,162.5	110,825.0
Interbank and Other Short-Term Funding	4,072	15,511.1	23,342.4	29,128.0	9,064.5
Other Long-Term Funding	6,516	24,818.9	25,035.2	22,296.3	23,582.0
Trading Liabilities and Derivatives	403	1,536.7	1,862.7	1,766.8	1,534.0
Total Funding and Derivatives	49,217	187,468.7	198,509.2	194,353.6	145,005.5
Other Liabilities	5,173	19,705.2	19,300.1	17,607.0	16,107.5
Preference Shares and Hybrid Capital	N.A.	N.A.	N.A.	N.A.	N.A.
Total Equity	7,766	29,579.7	27,037.4	25,445.6	26,746.3
Total Liabilities and Equity	62,156	236,753.6	244,846.7	237,406.2	187,859.3
Exchange Rate		USD1 = PEN3.8090	USD1 = PEN3.9849	USD1 = PEN3.6200	USD1 = PEN3.3120
N.A. – Not applicable Source: Fitch Ratings, Fitch Solutions

Credicorp Ltd. Update │ April 21, 2023	fitchratings.com 3

Key Ratios
(%, as of Dec. 31)	2022	2021	2020	2019
Ratios (annualized as appropriate)
Profitability
Operating Profit/Risk-Weighted Assets	N.A.	N.A.	N.A.	N.A.
Net Interest Income/Average Earning Assets	5.7	4.4	4.6	5.8
Non-Interest Expense/Gross Revenue	50.0	54.5	53.5	46.3
Net Income/Average Equity	17.1	14.3	1.4	17.1
Asset Quality
Impaired Loans Ratio	3.1	2.9	2.8	2.2
Growth in Gross Loans	0.7	7.2	19.1	4.4
Loan Loss Allowances/Impaired Loans	170.4	201.7	258.2	206.6
Loan Impairment Charges/Average Gross Loans	1.2	0.9	4.6	1.7
Capitalization
Common Equity Tier 1 Ratio	N.A.	N.A.	N.A.	N.A.
Fully Loaded Common Equity Tier 1 Ratio	N.A.	N.A.	N.A.	N.A.
Fitch Core Capital Ratio	N.A.	N.A.	N.A.	N.A.
Tangible Common Equity/Tangible Assets	11.4	10.0	9.7	13.1
Basel Leverage Ratio	N.A.	N.A.	N.A.	N.A.
Net Impaired Loans/Common Equity Tier 1	N.A.	N.A.	N.A.	N.A.
Net Impaired Loans/Fitch Core Capital	-12.2	-17.6	-26.6	-10.9
Funding and Liquidity
Gross Loans/Customer Deposits	102.1	99.6	97.5	104.3
Liquidity Coverage Ratio	N.A.	N.A.	N.A.	N.A.
Customer Deposits/Total Non-Equity Funding	78.2	75.3	73.1	77.0
Net Stable Funding Ratio	N.A.	N.A.	N.A.	N.A.
N.A. – Not applicable Source: Fitch Ratings, Fitch Solutions

Credicorp Ltd. Update │ April 21, 2023	fitchratings.com 4

Environmental, Social and Governance Considerations

Unless otherwise disclosed in this section, the highest level of ESG credit relevance is a score of ‘3’. This means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed by the entity. For more information on Fitch’s ESG Relevance Scores, visit www.fitchratings.com/esg.

Credicorp Ltd. Update │ April 21, 2023	fitchratings.com 5

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Credicorp Ltd. Update │ April 21, 2023	fitchratings.com 6